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16012362

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. REAVES & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EXCHANGE PLACE, 18TH FLOOR
(No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Pass 201-793-2364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK AND ANCHIN LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION ... NG & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, David M. Pass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. REAVES & CO., INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

LAUREN S. BARR
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2409988
My Commission Expires 7/1/2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To W.H. Reaves & Co., Inc.:

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. as of December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition. This financial statement is the responsibility of W.H. Reaves & Co., Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of W.H. Reaves & Co., Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.


Anchin, Block & Anchin LLP

New York, N.Y.
February 24, 2016

W. H. REAVES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents		**$ 2,192,580**
Receivables from clearing organizations		**270,965**
Advisory fees receivable		**1,693,294**
Deposits with clearing organizations		**100,000**
Exchange memberships		**2,200**
Property and equipment, net		**202,189**
Other assets		**479,589**
Total Assets		**$ 4,940,817**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 1,395,529	
Bonuses payable	500,000	
Deferred rent liability	27,036	
Total Liabilities		**$ 1,922,565**
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $1 par value:		
Authorized - 18,200 voting and 1,800 nonvoting shares		
Issued and Outstanding - 2,430 shares - Class A Voting	2,430	
Issued and Outstanding - 20 shares - Class B Non-Voting	20	
Additional paid-in capital	2,173,416	
Retained earnings	842,386	
Total Stockholders' Equity		**3,018,252**
Total Liabilities and Stockholders' Equity		**$ 4,940,817**

See accompanying notes to the statement of financial condition

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

W.H. Reaves & Co., Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and maintains a license with the New York Stock Exchange (the "Exchange").

Description of Business

The Company acts primarily as an investment advisor on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Financial Statement Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Advisory fees are generally received monthly or quarterly and are recognized on a pro rata basis based on the terms of the customer agreements, net of referral fees. The Company earns commission revenues arising from securities transactions entered into for its officers, directors and customers. Commissions are recorded on a settlement date basis, which is not materially different from a trade date basis.

Depreciation and Amortization

Furniture and fixtures are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

Income Taxes

The Company is an S corporation for Federal and New Jersey state tax purposes, whereby the Company's income is taxed at the Stockholder level.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2015, the Company had net capital of $640,745 which was $512,574 in excess of its required minimum net capital of $128,171. The Company's ratio of aggregate indebtedness to net capital was 3.00 to 1.

The Company is exempted from SEC rule 15c3-3 pursuant to exemption provisions of sub-paragraph (k)(2)(ii).

NOTE 3 - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	December 31, 2015
Furniture and fixtures	$ 109,290
Computers	258,455
Construction in progress	60,976
	428,721
Less: accumulated depreciation	(226,532)
	$ 202,189

NOTE 4 - STOCKHOLDERS' AGREEMENT

Under the terms of a stockholders' agreement, upon their death or disability, the Company may be required to purchase the shares owned by stockholders. The purchase amount is based upon a percentage of the book value of the Company, as defined in the agreement.

On March 31, 2015, the Company sold 25 Voting Class A Common Shares to one employee and 1 Non-voting Class B Common Share to one existing stockholder, all shares with a par value of $1.00, based on the percentage of the book value of the Company as of December 31, 2014.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Profit-Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees and some past employees. Only full-time employees are eligible to fully participate in the Plan. Contributions to the Plan, included in employee compensation and benefits, are at the discretion of the Board of Directors.

Leases

The Company leases office space under an operating lease that expired in September 2015. Simultaneously, the Company entered into a new lease that will expire in May of 2026. This lease requires the Company to pay additional rentals for increases in operating expenses and real estate taxes. The minimum payments under this lease increase in 2021. The lease also provides for a free rent period and additional rent credits. The Company also leases office space at another location.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2015 are as follows:

Year Ending December 31,	Operating Leases
2016	$ 353,885
2017	353,885
2018	353,885
2019	353,885
2020	353,885
Thereafter	2,068,542
Total minimum lease payments	$3,837,967

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Cash Credit Risk Concentrations

The Company maintains accounts in banks located primarily in the tri-state metropolitan area. All cash deposits are insured by FDIC for up to $250,000 per account. Any additional amounts are secured by the good faith and credit of the financial institution. At December 31, 2015, the Company had balances in excess of insured limits totaling $1,703,807. The Company has not experienced any losses in such accounts.

Legal Matters

The Company is party to arbitration with an investment banking firm, which alleges, among other matters, breach of implied contract and unjust enrichment. The Company considers the claims to be devoid of merit and will vigorously defend all claims. However, the Company's legal counsel is unable to determine the likely outcome of the case given the inherent risks and lack of predictability of litigation and the arbitration process.

NOTE 6 - RELATED PARTIES

Two employees of the Company have an incentive arrangement whereby they are entitled to a certain percentage of a portion of the advisory fee revenue earned by the Company in a given year. At December 31, 2015, approximately $15,000 was payable.

At December 31, 2015, approximately $19,000 of advisory fees was due to the Company from family members of officers/directors of the Company.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2016, which is the date the financial statements were available to be issued.

W.H. REAVES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

W.H. REAVES & CO., INC.

INDEX TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

	Page
Facing Page to Form X-17a-5	1
Affirmation	2
Report of independent registered public accounting firm	3
Statement of Financial Condition	4
Notes to the Statement of Financial Condition	5

W. H. REAVES & COMPANY
INVESTMENT MANAGEMENT

10 Exchange Place
Jersey City, New Jersey 07302

(201) 332-4596
(800) 732-8374
(201) 332-8593 fax

www.whreaves.com

February 26, 2016

Securities & Exchange Commission
Office of Application and Report Services
100 F Street, NE
Washington, D.C. 20549

Dear Sirs:

Enclosed are the following financial statements required to be filed pursuant to rule 17a-5:

No of Copies	Confidential Filing
2	Statement of Financial Condition as of December 31, 2015 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended.
	Public Filing
2	Statement of financial condition as of December 31, 2015 with Accountants' Report on internal control.

Very truly yours,



David M. Pass
Vice President